Genworth Financial, Inc.

6620 West Broad Street

Richmond, VA 23230

March 21, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0305

Attn: Suzanne Hayes

Re:	Genworth Financial, Inc.
Registration Statement on Form S-1 (File No. 333-123156)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-123156) (the “Registration Statement”) of Genworth Financial, Inc. (the “Company”), relating to the registration of its Class A Common Stock, par value $.001 per share.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 1:30pm (Eastern time) on Wednesday, March 23, 2005, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call David Lefkowitz at (212) 310-8850 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

GENWORTH FINANCIAL, INC.

By:	/S/ LEON E. RODAY
Leon E. Roday
Senior Vice President –
General Counsel and Secretary

March 21, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Genworth Financial, Inc. Class A Common Stock Form S-1 Registration Statement Registration No. 333-123156

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned as Global Coordinator of the prospective Underwriters of the above issue, hereby join in the request with Genworth Financial, Inc., that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective by 1:30 P.M. (NYT), on Wednesday, March 23, 2005 or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned have effected from March 14, 2005 through the date hereof, approximately the following distribution of:

Preliminary Prospectus dated March 14, 2005:

56,000 Copies to prospective Underwriters, institutional investors, dealers and others.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED

By:	Morgan Stanley & Co. Incorporated

By:	/S/ JOHN D. TYREE
	Name:	John D. Tyree
	Title:	Executive Director